Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

W. John McGuire

202.739.5654

wjmcguire@morganlewis.com

VIA EDGAR

October 30, 2009

Richard Pfordte

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Transparent Value Trust (the “Trust”) Registration Statement on Form N-1A; SEC
File Nos. 333-159992 and 811-22309

Dear Mr. Pfordte:

This letter responds to comments you provided in a letter dated July 29, 2009, with respect to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on June 15, 2009 and included disclosure with respect to the Trust’s three initial series: Transparent Value Dow Jones RBP U.S. Large-Cap 100 High-Beta Leading Index Fund (the “High-Beta Fund”), Transparent Value Dow Jones RBP U.S. Large-Cap 100 Low-Beta Leading Index Fund, and Transparent Value Dow Jones RBP U.S. Large-Cap 100 Market-Beta Leading Index Fund (each a “Fund” and collectively the “Funds”). The Funds will be advised by Guggenheim Investment Management, LLC and sub-advised by Transparent Value Advisers, LLC (the “Sub-Adviser”) (collectively the “Adviser”). Each underlying index is referred to as an “Index” and collectively the “Indices.”

Your comments with respect to the Registration Statement, and responses thereto on behalf of the Trust, are provided below. All page references refer to the pages in the Registration Statement. Capitalized terms not defined herein should be given the meaning provided in the Registration Statement.

General

1)	Please define terms at the locations in the Prospectus and the Statement of Additional Information (“SAI”) where they are first used (e.g., “Fannie Mae” and “Freddie Mac.”).

Response: We have defined terms accordingly.

Richard Pfordte, Esq.

October 30, 2009

2)

Please revise the disclosure to delete equivocal language from the Prospectus and SAI. In this regard, when describing the Fund’s investment strategies or risks, please avoid using the phrases “such as” or “including” (rather than “consist of”), and “other instruments” or “other derivatives,” In making these revisions, as well as all other disclosure, please comply with the plain English requirements of Rule 421 under the Securities Act.

Response: We have made appropriate revisions consistent with Rule 421.

3)

The registration was filed on the new Form N-1A, effective March 31, 2009. Instruction 3 to Form N-1A states that disclosure in response to Items 2-8 “may not include disclosure other than that required or permitted by those Items.” Please review those Items to ensure that there is no extraneous information.

Response: We have reviewed Items 2-8 and have revised all disclosure to ensure that there is no extraneous information.

Prospectus

4)	The Prospectus table of contents page has disclosure about the structure of the Funds and the identity of the Adviser. Please relocate this disclosure to a more appropriate location in the Prospectus.

Response: The disclosure has been removed.

5)

The disclosure under the heading “Fund Investment Objective” contains information that is not required by Item 2. (a) Please relocate this disclosure to a more appropriate location in the Prospectus. (b) With regard to the ability of a Fund to change its investment objective, please disclose whether any notice of a change will given to shareholders and, if so, how much notice will be given.

Response: (a) The disclosure has been relocated to the “Principal Risks” section of the Prospectus. (b) The Funds need not provide notice to shareholders prior to changing their investment objectives and, accordingly, the appropriate disclosure has been added.

6)	Do you intend to use a stand alone summary prospectus? If so, how will the disclosure about “Funds described in this prospectus” be revised in the summary prospectuses?

Response: There is no present intention to use a stand alone summary prospectus. However, if a stand alone prospectus were used, the disclosure would be revised to say the “Transparent Value Dow Jones RBP Index Funds.”

7)	The shareholder fee table on page 1 includes a footnote that states “‘Required Business Performance’ and ‘RBP’ are trademarks of Transparent Value LLC.” This

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October 30, 2009

information regarding the trademarks is located elsewhere in the Prospectus and this information is neither required nor permitted by Form N-1A. Please remove this footnote.

Response: This footnote has been removed.

8)

The fee table should not have footnotes that impede shareholder understanding of the information required. The footnote accompanying the Redemption Fee line item should he relocated elsewhere in the Prospectus to the extent it is not incorporated into the parenthetical accompanying the Redemption Fee line item itself. Please revise the fee table accordingly.

Response: This information has been incorporated into the parenthetical accompanying the Redemption Fee line item.

9)	The second footnote accompanying the fee table discloses the fees of the Funds after a voluntary waiver. Please relocate this disclosure after Item 8 in the Prospectus.

Response: This footnote has been removed. The disclosure is currently included in the “Investment Adviser” section of the Prospectus.

10)

The Prospectus discloses that each Fund may invest in other investment companies. In light of each Fund’s planned investments in other investment companies, add an additional line for Acquired Fund Fees and Expenses (See Investment Company Act Release No. 27399 [June 20, 2006]), or confirm to the staff that the costs of such investments will not exceed the amount triggering the required additional line item disclosure. In the event the fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more acquired funds do not exceed 0.01 percent (one basis point) of average net assets of the Fund, the Fund may include these fees and expenses under the subcaption “Other Expenses” in lieu of this disclosure requirement.

Response: There is no present intent to invest in other investment companies to the extent that such acquired fund fee disclosure would be required.

11)

Under “Portfolio Turnover,” the Prospectus discloses that the estimated annualized portfolio turnover rate for the Beta Fund will vary from 200 to 250 percent. The other Funds have similar disclosure. Form N-1A only permits disclosure of actual turnover rates also disclosed in Item 13. (a) Please relocate the estimated portfolio turnover rate disclosure to Item 4. (b) In this regard, please reconcile the high turnover rate with the disclosure elsewhere in the Prospectus that the Fund is not actively managed. Disclose whether the turnover rate is higher than that of the Index which the Fund tracks and, if so, why.

Response: (a) Because there is no disclosure requirement for estimated portfolio turnover, the disclosure has been removed. (b) Each Fund generally invests in all of

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October 30, 2009

the securities comprising its corresponding Index in proportion to the weightings in the Index and, therefore, the Funds are not actively managed. The high turnover rate corresponds to the turnover rate of the Indices and disclosure has been added to the “Principal Investment Strategies” section stating that “the turnover rate of the Fund should generally be similar to the turnover rate of the Index.”

12)	The Principal Investment Strategies section of the Prospectus discloses that the High-Beta Index consists of “equity securities.” Please disclose what this term includes.

Response: “Equity securities” refers to common stock, and therefore the disclosure has been revised as follows:

The High Beta Index consists of common stock ~~equity securities~~ of companies in the Dow Jones U.S. Large-Cap Total Stock Market IndexSM that have been selected for inclusion in the Index based on a proprietary investment methodology known as Required Business Performance®, or RBP®.

13)

The Fund Management section of the Prospectus discloses that the Funds will invest at least 80% of their net assets in “securities of large cap companies.” Please revise this disclosure to clarify that this only includes those companies listed on the underlying Indices. This section also discloses that “the Fund considers large cap companies to be those with market capitalizations which, at the time of initial purchase, fall within the range of companies in the High Beta Index.” Please disclose the lowest market capitalization of companies included in the Index as of the current date.

Response: The following disclosure has been added:

Under normal circumstances, the Fund invests at least 80% of its net assets plus the amount of borrowings for investment purposes in securities of large-cap companies that comprise the Index. This investment policy may be changed by the Fund upon 60 days’ prior notice to shareholders. The Fund considers large-cap companies to be those with market capitalizations which, at the time of initial purchase, fall within the range of companies in the High Beta Index. As of August 31, 2009, market capitalizations of companies included in the High Beta Index ranged from $570 million to $60 billion.

14)

The Fund Management section of the Prospectus also discloses that the Funds may make other investments not included in the Indices. (a) Please disclose that these other investments are limited to 20% of the net assets of each Fund. (b) Additionally, this section states that “the Fund generally will concentrate its investments . . . in a particular industry.” (Emphasis added.) Please revise this

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disclosure to state that a Fund will only concentrate its investments in a particular industry to the extent that the underlying Index is so concentrated. (c) If any of the underlying Indices are currently concentrated in a particular industry, please disclose this.

Response: (a) The disclosure has been revised as follows:

The Fund also may invest up to 20% of its net assets in securities not included in its Index, but which the Adviser, after consultation with the Sub-Adviser, believes will help the Fund track the Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds).

(b) The disclosure has been revised as follows:

The Fund ~~generally~~ will only concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or sector to the extent that the Index is so concentrated.

(c) As of September 30, 2009, the High Beta Index was concentrated in the Consumer Discretionary industry, the Low Beta Index was concentrated in the Information Technology industry, and the Market Beta Index was concentrated in the Consumer Discretionary and Information Technology industries. Accordingly, appropriate risk disclosure has been added.

15)

The Non-Diversified Risk section of the Prospectus discloses that the Funds intend to maintain the required level of diversification to avoid entity-level tax. This section also notes that compliance with the diversification requirements of the Internal Revenue Code could limit the investments of the Fund. Is there any chance that the diversification requirement would make the Funds not qualify as a “regulated investment company” under the Internal Revenue Code? If so, should this risk be disclosed under a section entitled “Tax Risk?”

Response: Absent a mistake, there is no risk of the Funds not qualifying as “regulated investment companies” under the Internal Revenue Code. Therefore, no additional risk disclosure is necessary.

Principal Investment Strategies

16)

The Prospectus discloses in intricate detail the required business performance “RBP” methodology employed in selecting stocks and the associated risks. Item 4 disclosure should only summarize the principal investment strategies and risks of a fund. Please relocate the details of the RBP Methodology and associated risks to Item 9.

Richard Pfordte, Esq.

October 30, 2009

Response: The details of the RBP Methodology have been relocated to Item 9.

17)

The investment objective of the High-Beta Fund is to provide investment results that, before expenses, correspond generally to the total return of the Dow Jones RBP U.S. Large-Cap 100 High-Beta Leading Index (“High-Beta Index”). Consistent with that objective, the High-Beta Fund will generally invest all of its assets in the stocks comprising the High-Beta Index. (a) Please summarize in Item 4, and explain in more detail in disclosure in response to Item 9, the relationship between the Adviser to the Funds and the creation of the Indices and, currently, how the Indices are calculated and the performance information is disseminated. In particular, please confirm to the staff that the Adviser has no access to nonpublic information concerning the Indices. (b) Additionally, please disclose whether or not this is an exclusive license.

Response: (a) The following disclosure has been added to the “Additional Index Information” section:

The Adviser and Sub-Adviser are affiliates of Transparent Value but do not have access to other non-public Index information used by Dow Jones.

(b) The disclosure in the “Index Description” sub-section of the “Additional Index Information” has been revised as follows:

~~Transparent Value~~ The Sub-Adviser has entered into a limited ~~an~~ exclusive arrangement with Dow Jones to use the Dow Jones RBP IndexesSM as the benchmarks for indexed mutual funds and pays a licensing fee to Dow Jones for such use.

18)

The Prospectus discloses that the Funds pay Dow Jones a sub-licensing fee for the use of the RBP Indices. Please disclose the terms of the license arrangement between Dow Jones, Transparent Value, LLC, and the Funds regarding the Indices. Under the terms of the licenses, for how long is the Fund or the Adviser obligated to make payments for the use of an Index? In other words, is a Fund or the Adviser obligated to pay Dow Jones even if the Index is not used? If so, is there a termination or penalty lump sum payment due? If a Fund or the Adviser is liable for any termination payments, or is obligated to make payments to Dow Jones for a period in excess of one year, advise the staff whether such arrangement creates a conflict of interest should any of Funds wish to change their investment objective Or the index which they track. In effect, does it economically lock the funds into using a particular index for an extended period of time? If so, disclose the conflict and address how each Fund intends to address the conflict.

Response: We have confirmed the Funds will not pay Dow Jones a sub-licensing fee for the use of the RBP Indices, and therefore this disclosure has been removed.

Richard Pfordte, Esq.

October 30, 2009

19)

By referring to traditional analytical valuation techniques as “highly subjective” the Fund implies that the RBP methodology is less subjective or objective. Please revise the disclosure to explain the level of subjectivity, if any, used in the RBP methodology. For example, the Prospectus states that RBP is a quantitative investment process, yet the disclosure does not explain what assumptions are made in identifying and quantifying the “key business performance drivers implied by a company’s current market price.” How is the future growth of the key business performance drivers calculated? Please explain the meaning of those terms in plain English.

Response: The disclosure referring to “highly subjective” and “key business performance drivers implied by a company’s current market price” has been removed.

Index Construction

20)

The Prospectus states that the RBP Methodology ultimately attempts to understand a company’s intrinsic value. Given the analytical tools employed to select stocks from the Dow Jones U.S. Total Stock Market Index (“DJ 750”) for inclusion in each of the Indices to be tracked by each Fund, please advise the staff whether the 3 Indices themselves are managed Indices rather than Indices as that term is understood by the investing public, In this regard, please explain how investors can gain access to information about the Indices, whether and how frequently Dow Jones may change its methodologies for selecting stocks for inclusion in the Indices, and any limitations of the ability of Dow Jones to gain access to information necessary to maintain each Index. For example, does Dow Jones rely upon financial statements released and issued by the companies in the DJ 750? Explain the lag time inherent on relying upon periodic financial statements. Please explain the weightings of the companies included in each Index and how those weightings are determined.

Response: The initial methodology of each of the Indices is determined by Dow Jones in conjunction with Transparent Value, LLC. Future adjustments, if any, to the stock selection process will be determined by Dow Jones in its sole discretion. While the methodologies for the Indices refer to and make use of data that is generated by Transparent Value (“RBP Data”), Dow Jones alone determines every structural attribute of these Indices, how they are to be constructed, what their respective constituents are, how their weightings should be determined, how frequently they are to be rebalanced or updated, when (if ever) their methodologies should be modified, etc. In addition, Dow Jones alone calculates and publishes the daily values of the Indices. The Sub-Adviser licenses the Indices from Dow Jones for use in connection with investment products and subsequently sub-licenses the indexes to the Funds. One of the provisions of the Sub-Adviser’s license with Dow Jones is an acknowledgement by the Sub-Adviser and Transparent Value that the Indices, their compilation, composition and any changes to be made to them are and will be in the complete control and sole discretion of Dow Jones.

Richard Pfordte, Esq.

October 30, 2009

Accordingly, the Adviser and Sub-Adviser each submit that these Indices are not managed indices but constitute instead differentiated extensions by Dow Jones of other indexes within Dow Jones’ index product line, in much the same way as the S&P 500 Value Index constitutes a refinement or extension of the S&P 500 Index by Standard & Poors’.

Dow Jones publishes certain information about the Indices via its website at www.djindexes.com. This information includes a description of Dow Jones methodologies for these Indices, hypothetical performance data, index ticker symbols, and fact sheets, among other information. This disclosure has been added to the Prospectus.

Consistent with Dow Jones published methodologies, the Indices are rebalanced quarterly on the first business day of March, June, September and December.

After the constituents of each Index have been selected pursuant to Dow Jones’ published index methodologies, Dow Jones determines the weighting of each constituent based on its RBP Probability score, which Dow Jones obtains from Transparent Value.

RBP Data is produced by Transparent Value, LLC using a system of individual financial models (collectively, the “RBP Models”) that incorporate information taken from a company’s most recent quarterly financial reports or other official statements concerning its actual financial performance. In general, Transparent Value updates RBP Models within 10 business days of the issuance of such official reports or statements. Under U.S. securities laws, U.S. public companies are required to issue financial reports on a quarterly basis within 45 days of a reporting date but may delay issuance of these reports under various circumstances. As a result of these processes and the potential for delays in the dissemination of a company’s official financial information, an RBP Model for a company may be based on information that is 55 or more days older than the date on which the RBP Data for that company is calculated.

Dow Jones is reliant on stock market pricing data for all companies that are potential constituents of its various indexes in order to construct and maintain its indexes and in order to report on the value of its indexes. With respect to the Indices, Dow Jones also requires RBP Data in order to construct such Indices and to rebalance them. Dow Jones does not require RBP Data in order to report the daily value of the Indices.

21)

In addition, the Prospectus under “Fund Management” discloses that the Indices which each Fund tracks “will be reviewed on an on-going basis to account for corporate actions such as mergers and delistings. The Adviser may sell securities that are represented in the Index, or purchase securities that are not yet represented on the Index, in anticipation of their removal from or addition to the Index.” The

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Prospectus also discloses, as discussed below, that a Fund may not invest in the stocks included in an Index if it is not “practicable.” Additionally, the SAI notes that the Funds have the ability to leverage by borrowing money for investment purposes and may lend portfolio securities. (a) Please advise the staff whether this discretion, coupled with the ability of each Fund to invest in securities not included in the Index, makes each Fund a managed fund rather than an index fund. (b) In your response letter, please refer to the fact that each Fund is non-diversified and discuss the level of diversification of each Index.

Response: (a) This discretion will not make each Fund a managed fund. Any investments made pursuant to this discretion are intended solely to help a Fund track the performance of its corresponding Index. (b) Each Fund will be diversified to the extent its corresponding Index is diversified.

22)

The Prospectus makes assertions about the beliefs of a “momentum investor.” Please explain the source of this statement and how it relates to the Funds. Additionally, please clarify what is meant by the statement “these factors are intended to enable the RBP probability to generate a cleaner signal.” (Emphasis added.) In making this revision, please comply with the plain English requirements of Rule 421 under the Securities Act.

Response: The second paragraph in the “Index Construction” discussion has been replaced with the following:

Dow Jones selects stocks for the Dow Jones RBP Indexes by applying methodologies initially determined by Down Jones in conjunction with Transparent Value, among other considerations. During the constituent selection process, Dow Jones also takes into account “beta” and “momentum” factors with the aim of isolating systemic risks and behavioral volatility. Beta is a measure of a given stock’s volatility in relation to the volatility of a specific market. A stock that is more volatile than the market over time has a beta above 1.0. If a stock is less volatile than the market over time, the stock’s beta is less than 1.0. High-beta stocks tend to be riskier in terms of volatility but also tend to provide the potential for higher returns, whereas low-beta stocks pose less risk (again, in terms of volatility) but also have greater potential for lower returns. Momentum is the measure of the change in a stock price over a specified period of time. The momentum investor believes that large increases in the price of a security will generally be followed by additional gains and vice versa with respect to stocks showing large decreases in market prices. As a result including momentum- and beta-related factors in the structural design of the Dow Jones RBP Indexes, Dow Jones believes that these indexes portray a more informative picture of certain market dynamics than would be possible absent an appreciation of these factors. More

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specifically, the Indexes are constructed using the following methodology:

23)

Please inform the staff if the Funds’ policy of allowing temporary defensive positions creates the risk that the Funds will lose out on gains made by an index during times when this defensive position is taken.

Response: We have replaced the temporary defensive position disclosure with the disclosure that follows below. As stated in the disclosure, any temporary defensive position will only be made if consistent with a Fund’s investment objective. Because each Fund’s investment objective is to provide investment results that, before fees and expenses, correspond generally to the total return performance of the corresponding Index, a Fund should not lose out on gains made by its corresponding Index during times when a defensive position is taken.

In certain situations or market conditions, a Fund may temporarily depart from its normal investment policies and strategies provided that the alternative is consistent with the Fund’s investment objective and is in the best interest of the Fund. For example, a Fund may invest beyond the normal limits in derivatives to maintain exposure to its Index if it is unable to invest directly in a component security.

24)	As applicable, please revise the Funds’ 80% investment policy to clarify that it applies to net assets plus borrowing for investment purposes. See Rule 35d-1 under the Investment Company Act.

Response: We have revised the disclosure as follows:

Under normal circumstances, the Fund invests at least 80% of its net assets plus the amount of borrowings for investment purposes in securities of large-cap companies that comprise the Index.

25)

The Prospectus discloses that each Fund may invest in “certain futures, options, swap contracts and other derivatives.” Please identify and summarize the nature of these contracts. Please disclose any limitations, if any, on the amount of assets each Fund may invest in these derivatives. Disclose whether the investments in derivatives are made for hedging or speculative purposes. In addition, the Prospectus should summarize the risks of each type of investment.

Response: The second paragraph in the “Fund Management” discussion has been revised as follows:

The Fund also may invest up to 20% of its net assets in securities not included in its Index, but which the Adviser, after consultation

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with the Sub-Adviser, believes will help the Fund track the Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds). Such investments are intended to enhance liquidity, reduce transaction costs and help the Fund stay fully invested. The Adviser and Sub-Adviser do not invest Fund assets based on their opinion of a security, instrument or company.

26)

In describing each type of debt security in which the Funds invest, disclose the credit quality rating of each instrument and what entity determines that rating (e.g., a nationally recognized statistical rating organization). If the Funds may invest in unrated bonds, disclose whether an entity, such as the Adviser, will determine the comparable credit quality of the unrated debt.

Response: The Funds principal investment strategy is to invest in equity securities that comprise the Indices. Investments in debt securities are not described in the Prospectus and therefore no additional disclosure is necessary.

27)

The Prospectus notes that the Funds will generally invest in all of the stocks in each of their corresponding Indices unless it is not “possible or practicable to purchase all of the securities in the Index.” Please disclose the circumstances under which it may not be possible or practicable to purchase all the securities in the Indices. Please also disclose to what degree the decision regarding this possibility or practicability is subjective. Additionally, please describe the quantitative analysis used to choose the stocks that will be purchased in the event that it is not “possible or practicable to purchase all of the securities in the Index.”

Response: The following disclosure has been added to the “Principal Investment Strategies” section:

Under various circumstances where it may not be possible or practicable to purchase all of the securities in the Index or amounts of such securities in proportion to their weighting in the Index, such as when there are practical difficulties or substantial costs involved in compiling a portfolio of securities to follow the Index, in instances when a security in the Index becomes temporarily illiquid, unavailable or less liquid, or due to legal restrictions (such as diversification requirements that apply to the Fund but not the Index), Guggenheim Investment Management, LLC (the “Adviser”), in consultation with Transparent Value Advisors, LLC (the “Sub-Adviser”), will utilize a sampling methodology.

Additionally, the following disclosure has also been added:

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The Adviser and Sub-Adviser do not invest Fund assets based on their opinion of a security, instrument or company.

Hypothetical Index Performance Information

28)

The Prospectus includes hypothetical index performance information for each Index and compares them to the S&P 500. The Prospectus states that “Dow Jones has provided performance information for purposes of this comparison beginning as of January 1, 1999.” (a) Please disclose whether each Fund, or the Adviser, has verified the information from Dow Jones. (b) Does the disclosure attempt to disclaim responsibility for the accuracy of the information? (c) Please disclose how the information was computed. (d) Disclose that the Adviser, in creating each Index with Dow Jones, had the benefit of “20-20” hindsight, that is, it had access to the performance information of the companies in the Index for the periods shown and may have used that information in developing the methodology incorporated into the RBP Methodology. (e) During the periods indicated, would any of the Funds have assumed a temporary defensive position? If so, disclose what impact this may have had on the results disclosed.

Response: (a) The information has been verified by the Sub-Adviser.

(b) Yes, the following general disclaimer included in the “Index Provider Information” section disclaims responsibility for the accuracy of the information:

Dow Jones and Transparent Value do not guarantee the accuracy and/or the completeness of the [Indices] or any related data and Dow Jones and Transparent Value shall have no liability for any errors, omissions, or interruptions therein.

(c) The hypothetical index performance information was calculated using the same methodology currently used to determine the daily performance of the Indices.

(d) The following disclosure has been added to the “Additional Index Information” section:

Transparent Value, LLC had access to the performance information of the companies in each Index for the periods shown above, and may have used that information in developing the methodology incorporated into the RBP Methodology.

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(e) During the periods indicated, the Funds would not have assumed a temporary defensive position. Therefore, no disclosure has been added.

29)	Please disclose all relevant material market conditions that impacted the hypothetical index performance information of the Index that were not a result of the investment methodology.

Response: The Index methodology is rules-based and provides no opportunity for subjectivity or discretion in response to market conditions, whether on a forward-looking, backward-looking, tactical or strategic basis.  The same rules and methodology were applied on a consistent basis in calculating Index performance, without regard to market conditions, including with respect to hypothetical index performance.

The investment objective of each Fund is to seek to replicate the performance of its Index.  As a result, the investment methodology of each Fund is designed to reflect the holdings and weightings of its Index, subject to potential adjustments in respect of instances of liquidity constraints, transaction costs, dividend payments, the tax consequences of portfolio turnover, tax-related diversification requirements, the addition or deletion of index constituents and other factors that, if disregarded, could undermine the ability of a Fund to track its index on a cost-effective basis (collectively, “Index Strategy Factors”). In keeping with the investment objective of each Fund, other than with respect to Index Strategy Factors, there is no material market condition that has impacted the hypothetical performance information of an Index that is not also reflected in the investment strategy for its corresponding Fund.  In addition, other than with respect to Index Strategy Factors or under circumstances indicating temporary defensive measures (see “More Information about Fund Investments”), the Adviser will not seek to adjust the investment objective or strategy of a Fund in tactical response to market conditions.

30)	The hypothetical index performance information should also clearly disclose whether or not this information reflects the reinvestment of dividends or other earnings.

Response: Revised hypothetical Index performance information will be included in the final prospectus. Such information will show hypothetical Index performance information without reinvestment of dividends or other earnings. Disclosure to this effect has been added to the Prospectus.

31)

Please disclose that the Index information does not reflect the expenses of the Funds; therefore, Fund performance would be less than that depicted unless the Funds were successful in pursuing strategies outside the scope of the investments in the Indices.

Response: The disclosure in the “Additional Index Information” section has been revised as follows:

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Index performance ~~is not the same as fund performance as it~~ does not reflect management and other fees applicable to the Funds, and, as a result, the Adviser and Sub-Adviser believe that Fund performance will typically be less than Index performance.

32)	The Funds should disclose that during the period in question, the Adviser was not managing money according to the strategy depicted.

Response: The following disclosure has been added to the “Additional Index Information” section:

During the ten-year period shown, no assets were actually being managed pursuant to an investment strategy based on these Index methodologies.

33)

The Prospectus discloses this hypothetical index performance information under the headings of “Additional Index Information” and “Index Performance History.” Please change these headings to reflect the information shown (e.g., “Hypothetical Index Performance Information”).

Response: We have changed the heading “Index Performance History” to “Hypothetical Index Performance.”

34)

The Prospectus discloses that the Adviser retains discretion to purchase stocks that are not in the relative Index, to assume a defensive position, and to engage in other strategies that involve risks not inherent with stocks in the Index, such as derivatives and securities lending. Accordingly there seems to be a lack of congruence between the Adviser’s permissible strategies with the purely quantitative Index performance information disclosed under this heading. Please explain how, considering that the Adviser retains considerable investment discretion to deviate from each Index, the hypothetical index performance information disclosed is not misleading.

Response: As noted in Comment 23, the temporary defensive position disclosure has been revised such that any temporary defensive position will only be made if consistent with a Fund’s investment objective. Additionally, the Adviser will only engage in any other strategy besides purchasing securities that are not in the relative Index if the Adviser believes such strategy will help a Fund track the performance of its corresponding Index. Therefore, there should be no lack of congruence between the Adviser’s permissible strategies and the Index performance information disclosed in the Prospectus.

Richard Pfordte, Esq.

October 30, 2009

Tax Information

35)	Item 7 of Form N-1A permits only a limited summary of tax information. Please relocate the disclosure not contemplated by Form N-1A to a location after Item 8.

Response: The Item 7 disclosure has been revised and the previous disclosure has been relocated to the “Taxes” section of the Prospectus.

More Information about Risks

36)

The Prospectus should clearly define principal strategies and principal risks. (a) Please revise the disclosure to indicate that the risks disclosed are non-principal risks. The Prospectus under this heading discusses that the Funds have investment goals and strategies for reaching goals, and that an investment involves the Adviser’s judgments about the markets, the economy and companies. (b) Please reconcile this disclosure with the disclosure elsewhere in the Prospectus that the Funds are index funds. In this regard, the next section, “More Information about Fund Investments,” discloses that each Fund may assume a temporary defensive position. (c) Please disclose why each Fund may assume a temporary defensive position consistent with its investment objectives of matching the performance of a specified Index. (d) Do the Funds have secondary objectives of preservation of capital?

Response: (a) We have not made the requested change as the disclosure in the “More Information about Risks” section is an expansion of the risks included in the “Principal Risks” section. (b) The specified disclosure has been removed. (c) As noted in Comment 23, the temporary defensive position disclosure has been revised such that any temporary defensive position will only be made if consistent with a Fund’s investment objective and is in the best interest of the Fund. (d) Each Fund’s objective is to provide investment results that, before fees and expenses, correspond generally to the total return performance of its corresponding Index.

More Information about Fund Investments

37)

Please move the last paragraph in this section, which discloses the Funds’ investment strategy of buying and selling securities frequently, to the principal strategy and risk sections of the Prospectus.

Response: The specified disclosure has been moved to the “Principal Investment Strategies” section.

Investment Adviser

38)

The Prospectus discloses that the Adviser may voluntarily “waive” fees to keep Fund operating expenses at a certain level. The Prospectus also discloses that the Adviser may recover these amounts in the following three years. (a) Given the ability to recover the amounts, please use a term other than “waive.” (b) Further, please disclose that the effect of expense reimbursements is to increase Fund

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October 30, 2009

performance, and (c) disclose the limitations on the Adviser’s ability to subsequently recover these amounts.

Response: (a) The word “waive” has been replaced with “reduce.” (b) The following disclosure has been added: “Lower expenses will have the effect of increasing Fund performance.” (c) The following disclosure has been added: “Reductions or reimbursements not recaptured within three years may not be subsequently recaptured.”

Purchasing, Selling and Exchanging Fund Shares

39)	Please define the term “financial institutional buyer,” as used in this section.

Response: The disclosure has been revised as follows:

Are a ~~financial~~ “qualified institutional buyer,” as that term is defined under Rule 144A of the Securities Act of 1933.

Buying or Selling Shares through a Financial Intermediary

40)

The Prospectus discloses that an investor may purchase shares through an authorized intermediary, but that such intermediary may require orders for purchase or redemption to be placed prior to 4:00 PM. Please explain to the staff why an authorized intermediary, as that term is used under rule 22c-l to mean an agent of the fund, may have transaction cut-off times prior to 4:00 PM. Please revise the disclosure to state that a shareholder receives the NAV next determined if the transaction is placed with the authorized intermediary by 4:00 PM.

Response: The term “authorized intermediary” has been replaced with “intermediary.” Additionally, the disclosure regarding transaction cut-off times has been removed.

41)

Please remove the disclosure which states that “your broker or institution may charge a fee for its services in addition to the fee charged by the funds.” This disclosure is neither permitted nor required by Item II of Form N-l A.

Response: The requested disclosure has not been removed. This information is important for shareholders who may not be aware of additional fees they may be charged when purchasing or selling shares of the Funds.

42)

This section discloses that the Funds may take several factors into account when valuing any “non-U.S. securities held by the Funds,” however, the principal investment strategies section of the Prospectus does not indicate that the Funds may invest in foreign securities. Please reconcile this disclosure.

Response: The specified disclosure has been removed.

Richard Pfordte, Esq.

October 30, 2009

Redemptions

43)

Please revise the disclosure regarding involuntary redemption of shares to clarify that the redemption fee will only be waived if shares are redeemed within 90 days of purchase due to an involuntary redemption.

Response: The disclosure has been revised as stated below. Additionally, the term for the redemption fee has been changed to 60 days.

If your shares are redeemed involuntarily within ~~90~~ 60 days of their purchase, the redemption fee will not apply.

44)	Please clarify the disclosure regarding the “proper form” of redemption requests to specify what constitutes “proper form.”

Response: “Proper form” refers to the instructions provided in each sub-section of the “Buying, Selling and Exchanging Fund Shares” section.

Exchange of Fund Shares

45)	Please confirm to the staff that you do not intend to charge fees for exchanging between Funds. If this is not the case, please add all required disclosures.

Response: No fee will be charged for exchanges of shares.

Rights of Accumulation

46)

In the description of policies of aggregating purchases for front-end sales load breakpoint discounts, please disclose the methods used to value accounts to determine if the shareholder has met sales load breakpoints, including the circumstances in which and the classes of individuals to whom each method applies. Methods that should be described, if applicable, include historical cost, net amount invested, and offering price. If a Fund permits eligibility for breakpoints to be determined based on historical cost, state that a shareholder should retain any records necessary to substantiate historical costs because the Fund, its transfer agent, and financial intermediaries may not maintain this information.

Response: The following disclosure has been added:

The value of your accumulated shares equals the cost or current value of those shares, whichever is higher. The current value of shares is determined by multiplying the number of shares by their highest current public offering price.

Additionally, the following disclosure has also been added:

Richard Pfordte, Esq.

October 30, 2009

You may be required to provide records, such as account statements, regarding the Fund shares held by you or related accounts at the Fund or at other financial intermediaries in order to verify your eligibility for a breakpoint discount as the Funds, their transfer agent and financial intermediaries may not maintain this information.

Sales Charges

47)

State whether the Fund makes available free of charge, on or through the Fund’s Web site at a specified Internet address, and in a clear and prominent format, the required sales charge information, including whether the Web site includes hyperlinks that facilitate access to the information. If the Fund does not make this information available in this manner, disclose the reasons why it does not do so (including, where applicable, that the Fund does not have an Internet Web site). See Item 12 (a)(5) of Form N-1A.

Response: It has yet to be determined whether the purchase of shares in one or more classes of each Fund is to be subject to sales charges, whether such charges may or may not be waived for certain types of investors, whether breakpoints and/or other relevant terms apply (e.g., rights of accumulation, letters of intent, exchange rights, etc.).  However, in the event any share class carries any sales charges, all terms relating to such sales charges, including, without limitation, any rights of accumulation, exchange privileges , letter-of-intent provisions or breakpoints, will be made readily available in the Prospectus(es) of the Funds and on a website free of charge to investors.

Statement of Additional Information (“SAI”)

General

48)	On the cover page of the SAI, please include the exchange ticker symbol of each Fund. See Part 14 (a)(2) of Form N-1A.

Response: The exchange ticker symbols for each Fund will be included on the cover page of the SAI.

Investment Strategies

49)

(a) Please revise the Description of Permitted Investments section to distinguish principal investment strategies and risks from non-principal strategies and risks (e.g., insert headings to differentiate them). (b) Also, confirm in your response letter that all of the Fund’s non-principal investment strategies and risks are described in the SAI in compliance with Item 16(b) of Form N-1A or revise the disclosure as appropriate. (c) In addition, to the extent that any principal investment strategies and

Richard Pfordte, Esq.

October 30, 2009

risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the Prospectus or make appropriate revisions to the Prospectus.

Response: (a) Headings for principal and non-principal strategies and risks have been added. (b) All of the Funds’ non-principal investment strategies and risks are described in the SAI. (c) All principal strategies and risks described in the SAI are summarized in the Prospectus.

50)

In the list of other short-term investments in which the Funds may invest, please amend the disclosure to clarify what is meant by corporate securities that “satisfy the rating requirements set forth in Rule 2a-7 under the 1940 Act” (e.g., revise it to state that the Fund invests in securities rated in the top two categories by an NRSRO).

Response: The disclosure has been revised as follows:

. . . non-convertible corporate debt securities (e.g., bonds and debentures) with remaining maturities at the date of purchase of not more than 397 days and that ~~satisfy the rating requirements set forth in Rule 2a-7 under the 1940 Act~~ are rated in the top-two short-term categories by two NRSROs, or, if unrated, deemed to be of equal quality by the Adviser . . .

51)	Please clarify what is meant by the phrase “Any of these instruments may be purchased on a current or a forward-settled basis.” (emphasis added).

Response: The disclosure has been revised as follows:

Any of these instruments may be purchased on a current basis (cash on delivery now) or a forward-settled basis (cash on delivery at a future date).

52)	Expand the disclosure regarding the lending of the Funds’ portfolio securities to include a discussion of what occurs with respect to the voting rights connected with the loaned securities.

Response: The Funds have not entered into a securities lending arrangement and therefore the disclosure regarding securities lending has been deleted.

53)	Please disclose in the SAI that the Funds will be permitted to take temporary defensive positions and the types of investments the Funds may make in a temporary defensive position.

Response: As noted in Comment 23, the temporary defensive position disclosure has been revised in the Prospectus such that any temporary defensive position will only be made if consistent with a Fund’s investment objective and in the best

Richard Pfordte, Esq.

October 30, 2009

interest of the Fund. Any type of investment the Funds may make in a temporary defensive position are described in the SAI.

54)

In the description of the Funds’ non-fundamental policies, the SAI discloses that the Funds may hold up to 15 percent of net assets in illiquid securities, while the description of permitted investments in the SAI discloses that the Funds may “invest” no more than 15 percent of net assets in illiquid securities. Please revise the permitted investments disclosure to state the Funds will “hold” no more than 15 percent of net assets in illiquid assets.

Response: The requested change has been made.

Investment Limitations: Fundamental Policies

55)

In the description of the fundamental investment policies of the Funds, this section discloses that the Funds generally will not “hold 25% or more of its total assets in the stocks of a particular industry or group of industries.” (Emphasis added.) Please clarify this disclosure to indicate whether this limitation applies to stocks or to all securities.

Response: The word “stocks” has been replaced with “securities.”

56)	The Funds do not invest in municipal securities. Please delete disclosure regarding the “securities of state or municipal governments and their subdivisions” from this section.

Response: The requested change has been made.

Investment Limitations

57)

The SAI discloses in this section that “with respect to the limitations on illiquid securities and borrowing, in the event that a subsequent change in net assets or other circumstances causes the Fund to exceed its limitation, the Fund will take steps to bring the aggregate amount of illiquid instruments or borrowing back within the limitations as soon as reasonably practicable.” However. Section 18(f)(l) of the Investment Company Act of l940 states that in the event the asset ratio of a fund falls below 300%, the fund will have 3 days (not including Sundays and holidays) to reduce the amount of their borrowings to ensure their asset coverage ratio is above 300%. Please revise this disclosure accordingly.

Response: The following disclosure has been added:

With respect to the limitation on borrowing, in the event that a subsequent change in net assets or other circumstances causes a Fund to exceed its limitation, the Fund will take steps to bring the aggregate amount of borrowing back within the limitation within

Richard Pfordte, Esq.

October 30, 2009

three days thereafter (not including Sundays and holidays) or such longer period as the SEC may prescribe by rules or regulations.

Repurchase Agreements

58)

The SAI discloses that the Funds may without limit engage in reverse repurchase agreements. Please advise the staff how this is consistent with Section 18 of the 1940 Act and Investment Company Act Release No. 10666 (April 18, 1979).

Response: The disclosure has been revised as follows:

Although there is no limit on the percentage of total assets the Funds may invest in reverse repurchase agreements, the ~~use of~~ Funds do not expect to engage, under normal circumstances, in reverse repurchase agreements ~~is not a principal strategy of the Funds~~ with respect to more than 33 1/3% of their respective total assets.

Hypothetical Index Performance Information

59)

In order to show hypothetical index performance information included in the Prospectus, please add an exhibit to the SAI detailing the investment methodology of the Indices and how the performance of the Indices is calculated. The information included in this exhibit should enable investors to calculate and check the accuracy of the hypothetical index performance information shown.

Response: We have provided as exhibits to the SAI the Index Rules, which show the detailed index methodology, and a URL will be available to place on the adviser's web site where we will include all the RBP Probability scores that went into calculating the hypothetical index performance.  We did not include the actual RBP data in the SAI exhibit because of its length, approximately 450 pages.  With this information, any investor that has access to the constituents of the Dow 750, including the daily closing prices, for the last 10 years could calculate the hypothetical index performance information.

Short Sales

60)

The SAI discloses that until a short position is closed out or a borrowed security is replaced, the Funds will either segregate a certain amount of cash or “otherwise cover the Fund’s short position.” Please clarify this disclosure and explain all other ways in which the Funds may cover a short position other than through segregation of cash.

Response: The Funds may cover a short position by (i) segregating cash or liquid securities or (ii) holding the security. The disclosure has been revised as follows:

Richard Pfordte, Esq.

October 30, 2009

Until a Fund closes its short position or replaces the borrowed security, a Fund may: (a) segregate cash or liquid securities at such a level that (i) the amount segregated plus the amount deposited with the broker as collateral will equal the current value of the security sold short; and (ii) the amount segregated plus the amount deposited with the broker as collateral will not be less than the market value of the security at the time the security was sold short; or (b) otherwise cover the Fund’s short position by holding the security.

Determination of Net Asset Value

61)	Please summarize the fair value methodology adopted by the Board.

Response: The initial meeting of the Board of Trustees of the Trust has not yet occurred, and therefore, the Trust’s fair value procedures have not yet been approved. Based on the fair value procedures expected to be presented to the Board of Trustees, disclosure similar to the following summary will be included in the SAI:

Fair Value Procedures. Pursuant to procedures approved by the Board, the Board has designated a valuation committee to make all necessary determinations of fair value for portfolio securities for which market quotations are not readily available. “Fair value” of a portfolio security shall typically be the amount that the owner of the security or asset might reasonably expect to receive upon its current sale. Generally, the Adviser or Sub-Adviser will monitor the valuation of the portfolio securities and immediately notify the committee if it reasonably believes that the value of any security should be determined by the committee. [In addition, the Administrator shall, within the scope of its pricing responsibilities, monitor the need for determining the fair value of any portfolio securities, and shall promptly notify the committee or the adviser or sub-adviser if it becomes aware of any circumstances that it believes may indicate the need to make such a determination.] Absent extraordinary circumstances, the adviser or sub-adviser must provide the committee with a valuation recommendation specifying the information supporting the recommendation, which shall be reflected in the minutes of the committee meeting, and shall be available for inspection by the Trust’s independent registered public accounting firm. The committee may approve the proposed pricing methodology if the committee determines that such methodology will produce a price for the security each day that represents a “fair value” of the security on that day. The Committee will also determine the frequency with which the valuation determination will be reviewed. All determinations of value made by the committee, including the factors considered and

Richard Pfordte, Esq.

October 30, 2009

the valuation methodology employed, will be fully documented and retained as part of the Trust’s records.

62)

In the last sentence of the Equity Securities paragraph under the section entitled “Determination of Net Asset Value;” please revise the phrase “are not available” to “are not readily available.” Also, please indicate what entity determines fair value under the supervision of the Board (e.g., the Adviser and/or a pricing service). If the Funds use a pricing service will they always use the fair value determined by the pricing service?

Response: The disclosure has been revised as follows:

If such prices are not readily available or determined to not represent the fair value of the security as of a Fund’s pricing time, the security will be valued at fair value as determined ~~in good faith using methods~~ by a valuation committee pursuant to the valuation policies approved by the Board.

Investment Adviser

63)	Disclose the following information, if applicable, with respect to the Adviser:

a.

The name of any person who controls the Adviser, the basis of the person’s control, and the general nature of the person’s business. Also disclose, if material, the business history of any organization that controls the Adviser.

Response: The requested disclosure has been included.

b.	The name of any affiliated person of the Fund who also is an affiliated person of the Adviser, and a list of all capacities in which the person is affiliated with the Fund and with the Adviser.

Response: The requested disclosure has been included.

Part C

Signatures

64)	Please ensure that all signatures required by Section 6 of the Securities Act are included in the registration statement.

Response: All required signatures have been included.

***************

Richard Pfordte, Esq.

October 30, 2009

The Trust acknowledges the Commission press release, dated June 24, 2004 (“Press Release”), in which the Commission announced that, in connection with any filing upon which comments are provided to a registrant by the Commission staff, the staff would require a written representation from the registrant to the effect that the comment process would not be used as a defense by the registrant in any securities related litigation brought against it.  In accordance with the position announced in the Press Release, and on behalf of the Trust, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Trust further acknowledges that Commission staff comments or changes to disclosures in response to Commission staff comments in a filing reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to such filing.

We hope that the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5654 if you have any questions concerning the foregoing.

Sincerely,

/s/ W. John McGuire

W. John McGuire

cc:	Peter K. Ewing Beau Yanoshik